Consolidated Financial Statements

Response Biomedical Corporation
(Unaudited - Expressed in Canadian dollars)
Third Quarter Report
September 30, 2008

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

Unaudited - Expressed in Canadian dollars

	September 30,	December 31,
	2008	2007
	$	$

ASSETS
Current
Cash and cash equivalents	690,287	8,173,961
Restricted cash [note 4]	-	106,527
Short-term investments	30,331	30,686
Trade receivables, net [note 6]	630,628	742,624
Other receivables	288,795	1,318,107
Inventories [note 7]	2,369,863	1,153,506
Prepaid expenses and other	356,969	479,398
Deferred costs	2,526	10,176
Total current assets	4,369,399	12,014,985
Restricted investment [notes 9[c] and 13[e][ii]]	873,287	875,375
Property, plant and equipment [note 8]	12,580,861	5,047,991
	17,823,547	17,938,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable [note 6]	1,378,621	2,104,204
Accrued and other liabilities	1,638,022	1,315,179
Holdback payable [note 4]	-	106,527
Lease inducements - current portion [note 9]	408,354	191,445
Deferred revenue - current portion [note 10]	83,908	126,333
Total current liabilities	3,508,905	3,843,688
Lease inducements [note 9]	9,681,119	2,941,295
Deferred revenue [note 10]	50,715	80,147
	13,240,739	6,865,130
Commitments and contingencies [note 13]
Shareholders’ equity
Share capital [note 11[b]]	76,390,960	71,393,556
Contributed surplus [note 11[b]]	6,654,178	7,172,788
Deficit	(78,462,330)	(67,493,123)
Total shareholders’ equity	4,582,808	11,073,221
	17,823,547	17,938,351

See accompanying notes

On behalf of the Board:

/s/ S. Wayne Kay	/s/ Richard K. Bear
S. Wayne Kay	Richard K. Bear
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

Unaudited - Expressed in Canadian dollars

	Three Months Ended		Nine Months Ended
		September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$

REVENUE
Product sales [notes 12 and 14]	1,371,958	869,738	3,315,366	2,638,191
Cost of sales [note 11[d]]	1,660,071	803,009	3,493,853	2,214,902
Gross profit (loss) on product sales	(288,113)	66,729	(178,487)	423,289
Contract service fees and revenues from
collaborative research arrangements
[notes 12 and 14]	99,172	152,105	326,400	463,652
	(188,941)	218,834	147,913	886,941
EXPENSES
Research and development [note 11[d]]	1,886,935	1,433,447	5,481,592	5,370,281
General and administrative [notes 11[d] and 12]]	756,035	1,123,732	3,243,783	3,023,318
Marketing and business development [note 11[d]]	651,724	553,039	1,911,457	1,881,180
Total expenses	3,294,694	3,110,218	10,636,832	10,274,779

OTHER EXPENSES (INCOME)
Interest expense [note 9[c]]	217,425	-	584,065	851
Interest income	(34,751)	(110,815)	(103,313)	(248,226)
Foreign exchange loss (gain)	18,293	111,661	(464)	460,632
Total other expenses	200,967	846	480,288	213,257
Loss and comprehensive loss for the period	(3,684,602)	(2,892,230)	(10,969,207)	(9,601,095)

Deficit, beginning of period	(74,777,728)	(60,300,947)	(67,493,123)	(53,592,082)
Deficit, end of period	(78,462,330)	(63,193,177)	(78,462,330)	(63,193,177)

Loss per common share - basic and diluted
[note 11[g]]	(0.03)	(0.02)	(0.08)	(0.08)
Weighted average number of common shares
outstanding [note 11[g]]	136,335,340	124,402,665	134,234,092	117,528,178

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited - Expressed in Canadian dollars

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$

OPERATING ACTIVITIES
Loss for the period	(3,684,602)	(2,892,230)	(10,969,207)	(9,601,095)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment [note 8]	391,719	81,579	836,934	234,995
Amortization of deferred lease inducement	(42,676)	-	(93,758)	-
Stock-based compensation	182,253	110,915	544,625	322,598
Amortization of deferred costs	2,550	2,550	7,650	7,650
Deferred lease inducements	-	155,858	95,784	431,028
Changes in non -cash working capital	412,659	(415,237)	(610,061)	(857,729)
Cash used in operating activities	(2,738,097)	(2,956,565)	(10,188,033)	(9,462,553)

INVESTING ACTIVITIES
Short-term investments	(160)	63,031	355	3,429,326
Restricted investment	275	-	2,088	(870,610)
Purchase of property, plant and equipment	(483,808)	(315,149)	(6,834,095)	(866,518)
Cash used in investing activities	(483,693)	(252,118)	(6,831,652)	1,692,198

FINANCING ACTIVITIES
Repayable lease inducement received	485,860	208,175	5,782,888	208,175
Repayment of lease inducment	(55,755)	-	(145,355)	-
Proceeds from issuance of common shares, and
warrants, net of share issue costs	-	11,526,573	3,934,168	12,336,532
Cash provided by financing activities	430,105	11,734,748	9,571,701	12,544,707

Effect of changes in foreign currency rates
on cash and cash equivalents	(2,997)	(88,689)	(35,690)	(282,406)

(Decrease) increase in cash during the period	(2,791,685)	8,526,065	(7,447,984)	4,774,352
Cash and cash equivalents, beginning of period	3,484,969	1,761,646	8,173,961	5,707,076
Cash and cash equivalents, end of period	690,287	10,199,022	690,287	10,199,022
Short-term investments
Components of Cash, Cash Equivalents and
Short-Term Investments
Cash	690,287	3,026,746	690,287	3,026,746
Cash equivalents	-	7,172,276	-	7,172,276
Short-term investments	30,331	30,454	30,331	30,454
Cash, cash equivalents,
and short-term investments, end of period	720,618	10,229,476	720,618	10,229,476

Supplemental Disclosure
Interest paid in cash [note 9[c]]	144,856	-	511,497	851
Non-cash activity:
Non-repayable leasehold improvement
allowance [note 9[b]]	-	45,411	1,269,781	45,411

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia). The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These unaudited interim consolidated financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements as at December 31, 2007, with the exception of adopting new standards as disclosed in Note 2, and on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company has incurred significant losses to date and as at September 30, 2008 had an accumulated deficit of $78,462,330 and has not generated positive cash flow from operations, accordingly, there is significant uncertainty about the Company’s ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of debt and equity financings. During the three and nine month periods ending September 30, 2008, the Company received cash from the exercise of outstanding stock options in the amount of $Nil and $37,321, respectively, and received cash from the exercise of outstanding share purchase warrants in the amount of $Nil and $3,896,848, respectively. Subsequent to the end of the quarter, on October 31, 2008, the Company closed a private placement financing for gross proceeds of $5.1 million before share issuance costs of approximately $445,000, for net proceeds of approximately $4.7 million. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain such financing and, ultimately, on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The unaudited interim consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at September 30, 2008 and its results of operations and its cash flows for the period then ended and for all such periods presented.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in Note 2 of its audited consolidated financial statements as at and for the year ended December 31, 2007. There were no significant adoptions or changes in accounting policies since the fiscal year ended December 31, 2007 other than those noted in Note 3.

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PROUNOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1535 - “Capital Disclosures” (“Section 1535”). Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. This accounting policy change was adopted on a prospective basis [Note 5] with no restatement of prior period unaudited interim consolidated financial statements.

Inventory

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3031 - "Inventories", which replaces Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs. This accounting policy change was adopted on a prospective basis with no restatement of prior period unaudited interim consolidated financial statements.

Financial Instruments

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Sections 3862 and 3863 - “Financial Instruments - Presentation” (“Sections 3862 and 3863”). Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

On January 8, 2008 the Accounting Standards Board issued EIC-169 which provides guidance on how Section 3855 of the CICA Handbook defines or applies the term “routinely denominated in commercial transactions around the world”. The Company has contracts with key customers denominated in foreign currencies which are embedded derivatives as defined by Section 3855, however these contracts do not currently have a material affect on the Company’s unaudited interim consolidated financial statements. Management is aware of the possible impacts of EIC-169 and monitors and analyses existing and future contracts to ascertain the extent of the impact on the Company’s unaudited interim consolidated financial statements.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PROUNOUNCEMENTS (cont’d)

RECENT ACCOUNTING PRONOUNCEMENTS

The Accounting Standards Board of the CICA announced that Canadian Generally Accepted Accounting Principles (“GAAP”) for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011.

Implementing IFRS will have an impact on accounting, financial reporting and supporting IT systems and processes. It may also have an impact on taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics. Accordingly, when the Company develops its IFRS implementation plan, it will have to include measures to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and Audit Committee. Additional resources may be engaged to ensure the timely conversion to IFRS.

4. RESTRICTED CASH AND HOLDBACK PAYABLE

Restricted cash represents the proceeds of a 10% holdback of payments payable to a company contracted to perform upgrades to the Company’s new leased premise [Note 13 [e][ii]]. The offsetting holdback payable is disclosed on the consolidated balance sheets under current liabilities. The restricted cash was disbursed when both parties agreed that the upgraded project was substantially complete.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

5. CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern so it may provide returns to shareholders and benefits to stakeholders. This is accomplished by pricing products and services commensurately with the Company’s strategies that attempt to maximize long-term profits and cash flows, and to obtain funding on terms that maximize shareholder value. The Company monitors the debt to equity ratio, which it defines as total liabilities divided by shareholder’s equity as disclosed in the unaudited interim consolidated balance sheets.

The Company has one externally imposed capital requirement. To secure the facility lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit disclosed as restricted investment in the long-term asset section of the consolidated balance sheets [Notes 9[c]] and 13[e][ii]].

The Company has not revised its capital management strategies during the nine months ended September 30, 2008.

6. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investments, trade receivables, other receivables, accounts payable, accrued and other liabilities and holdback payable the carrying amounts approximate fair values due to their short-term nature. The carrying value of the repayable leasehold improvement allowance approximates the fair value based on the discounted cash flows at market rates.

Under CICA Handbook Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Transaction costs are included in the carrying amounts of financial instruments as they are carried on the balance sheet. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

The Company has classified its cash and cash equivalents and short-term investments as held-for-trading. Restricted cash and restricted investment are classified as held-to-maturity. Trade receivables and other receivables are classified as loans and receivables. Accounts payable, accrued and other liabilities, holdback payable and repayable leasehold improvement allowance are classified as other financial liabilities.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS (cont’d)

Carrying value and fair value of financial assets and liabilities as at September 30, 2008 and December 31, 2007 are summarized as follows:

	September 30, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Held-for -trading	720,618	720,618	8,204,647	8,204,647
Loans and receivables	919,423	919,423	2,060,731	2,060,731
Held-to-maturity	873,287	873,287	981,902	981,902
Other liabilities	10,677,709	10,677,709	4,186,872	4,186,872
	13,191,037	13,191,037	15,434,152	15,434,152

Market Risk

Currency Risk

The Company is subject to foreign exchange risk as a significant portion of its revenues are denominated in US dollars. Significant losses may occur due to significant balances of cash and cash equivalents and short-term investments held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited as its cash, cash equivalents and restricted cash are short-term in nature.

Other Price Risk

Other price risk is the risk that the future value or cash flows of a financial instrument will fluctuate because of changes in market prices. Exposure to price risk is low as the Company’s cash management policy is to invest excess cash in high grade/low risk investments over short periods of time.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract. The risk arises primarily from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS (cont’d)

Credit Risk (cont’d)

As at September 30, 2008, six customers represent 84% [December 31, 2007 – four customers represent 78%] of the trade receivables balance. For the three and nine month periods ended September 30, 2008, four and four customers represent 68% and 58% [September 30, 2007 – four and four customers represent 63% and 52%], respectively of total product sales. For both the three and nine month periods ended September 30, 2008, one customer represents 100% [three and nine month periods ended September 30, 2007 – one customer represents 100%] of total service revenues.

On a regular basis, the Company reviews the collectibility of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts. As at September 30, 2008, the balance of the Company’s allowance for doubtful accounts was $1,372 [December 31, 2007 - $Nil]. The Company has good credit history with its customers and the amounts due from them are received as expected.

Pursuant to their respective terms, accounts receivable are aged as follows at September 30, 2008:

Current	$465,723
1-30 days past due	60,224
31-60 days past due	86,010
61-90 days past due	2,768
Over 90 days past due	17,274
632,000
Allowance for doubtful accounts	(1,372)
$630,628

Other receivables as at September 30, 2008 were $288,795.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS (cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company continuously monitors actual and forecasted cash flows to ensure, as far as possible, there is sufficient working capital to satisfy its operating requirements.

Pursuant to their respective terms, accounts payable are aged as follows at September 30, 2008:

Current	$604,760
1-30 days past due	419,592
31- 60 days past due	315,339
61- 90 days past due	10,179
Over 90 days past due	28,751
$1,378,621

7. INVENTORIES

	September 30,	December 31,
	2008	2007
	$	$
Raw materials	619,599	575,121
Work in process	538,435	270,352
Finished goods	1,211,829	308,033
	2,369,863	1,153,506

The carrying value of inventory as at September 30, 2008 includes a provision for lower-of-cost and net realizable value in the amount of $127,363 [December 31, 2007 - $Nil].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

8. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

September 30, 2008
Office furniture and equipment	932,665	111,924	820,741
Office computer equipment	203,065	124,597	78,468
Laboratory furniture and equipment	580,288	453,316	126,972
Laboratory computer equipment	418,841	350,821	68,020
Computer software	347,706	248,826	98,880
Manufacturing equipment	2,055,305	314,406	1,740,899
Manufacturing molds	596,940	345,503	251,437
Leasehold improvements	9,750,217	354,773	9,395,444
	14,885,027	2,304,166	12,580,861

December 31, 2007
Office furniture and equipment	437,619	20,789	416,830
Office computer equipment	168,709	94,718	73,991
Laboratory furniture and equipment	471,624	430,437	41,187
Laboratory computer equipment	361,776	316,846	44,930
Computer software	307,096	179,807	127,289
Manufacturing equipment	1,644,216	199,693	1,444,523
Manufacturing molds	593,913	184,980	408,933
Leasehold improvements	2,530,270	39,962	2,490,308
	6,515,223	1,467,232	5,047,991

Amortization expense for the three and nine month periods ended September 30, 2008 amounted to $391,719 and $836,934 [2007 - $81,579 and $234,995], respectively.

The following property, plant and equipment were not yet in service and hence not amortized:

	September 30,	December 31,
	2008	2007
	$	$

Deposits paid for furniture and equipment purchases	-	416,830
Software purchased not yet implemented	85,797	-
Assets related to the automation of the Company's
manufacturing processes	1,152,128	842,965
Leasehold improvements related to leased premises not
yet occupied	-	2,484,159
	1,237,925	3,743,954

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

9. LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year lease agreement for a new premise [Note 13[e][ii]]. The agreement provides for lease inducements to be provided by the landlord to the Company.

	September 30,	December 31,
	2008	2007
	$	$
Deferred Lease Inducements
Rent-free inducement [a]	814,164	718,380
Less: amortization	(36,184)	-
	777,980	718,380

Non-repayable leasehold improvement allowance [b]	1,708,000	438,219
Less: amortization	(57,573)	-
	1,650,427	438,219
Repayable Lease Inducement
Repayable leasehold improvement allowance [c]	7,806,421	1,976,141
Less: repayments	(145,355)	-
	7,661,066	1,976,141

Total	10,089,473	3,132,740

Summarized as to:
Current Portion
Rent-free inducement [a]	54,278	43,901
Non-repayable leasehold improvement allowance [b]	115,146	26,780
Repayable leasehold improvement allowance [c]	238,930	120,764
Current portion	408,354	191,445
Long-term portion	9,681,119	2,941,295
Total	10,089,473	3,132,740

The lease inducements disclosed on the consolidated balance sheets as a result of these benefits is comprised of the following:

[a]

The Company negotiated a long- term lease agreement for the new premise which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008 . The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.

[b]

The Company negotiated a non- repayable allowance for expenditures related to general upgrades to the new premise. As per the terms of the lease, the maximum allowance under this arrangement is $1 .708 million. The lease inducement benefit arising from the non -repayable leasehold improvement allowance is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

9. LEASE INDUCEMENTS (cont’d)

[c]

The Company negotiated a repayable leasehold improvement allowance for a maximum of $8.0 million to be used for additional improvements to the new premise. This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $90,928 per month including interest calculated at an interest rate negotiated between the Company and the landlord.

The Company was not required to provide any collateral on this repayable leasehold improvement allowance, however, to secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 (market value of investment securing the letter of credit - $873,287, December 31, 2007 - $875,375) [Note 13[e][ii]].

Future principal repayments due to be paid on the maximum repayable leasehold improvement allowance to be drawn are estimated as follows:

September 30,	$
2009	238,930
2010	266,579
2011	297,427
2012	331,845
2013	370,245
Thereafter	6,156,040
7,661,066

10. DEFERRED REVENUE

	September 30,	December 31,
	2008	2007
	$	$
Beginning balance:
Product sales	206,480	216,162
Additions:
Product sales	57,580	108,006
Recognition of revenue:
Product sales	(129,438)	(117,688)
Ending balance:
Product sales	134,622	206,480
Total	134,622	206,480

Summarized as to:
Current portion	83,907	126,333
Long - term portion	50,715	80,147
Total	134,622	206,480

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

[b]	Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2006	113,464,862	56,868,133	7,479,125
Issued for cash:
Exercise of warrants	3,169,006	1,741,159	-
Exercise of stock options	1,343,763	689,412	-
Private placement, net of issue costs [i]	12,000,000	11,123,331	-
Issued for non-cash consideration:
Value of warrants exercised	-	545,818	(545,818)
Stock- based compensation related to
stock options exercised	-	425,703	(425,704)
Stock- based compensation [note 11 [d]]	-	-	665,185
Balance, December 31, 2007	129,977,631	71,393,556	7,172,788
Issued for cash:
Exercise of warrants [iii]	6,285,239	3,896,848	-
Exercise of stock options	72,470	37,321	-
Issued for non-cash consideration:
Value of warrants exercised	-	1,039,578	(1,039,578)
Stock- based compensation related to
stock options exercised	-	23,657	(23,657)
Stock- based compensation [note 11 [d]]	-	-	544,625
Balance, September 30, 2008	136,335,340	76,390,960	6,654,178

[i]

On July 23, 2007, the Company closed a private placement consisting of 12,000,000 shares at a price of $1.00 per share. Gross proceeds were $12,000,000 before share issuance costs of $876,669 for net proceeds of $11,123,331.

[ii]

On December 11, 2006 the Company closed a private placement for gross proceeds of $9,174,400 (US $8,000,000) before share issuance costs of $44,561, for net proceeds of $9,129,839 comprising of 14,797,419 shares at a price of $0.62 per share.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[iii]

On March 30, 2006, the Company closed a private placement consisting of 24,000,000 units at a price of $0.50 per unit, each unit comprising one common share and one-half of one transferable common share purchase warrant, each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008. The Company also issued 1,400,000 agent’s warrants, each warrant entitling the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008.

The 13,400,000 share purchase warrants issued as a result of the private placement were classified as a separate component of equity, the fair value of which was determined using the Black-Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 74%; risk- free interest rate 4.01%; and expected life of 2 years. Accordingly, $2,412,000 of the proceeds, less $195,641 in issue costs, was allocated as the fair value of the warrants, which was recorded in contributed surplus in the consolidated balance sheet.

During the three month period ended March 31, 2008, 6,285,239 of the 13,400,000 share purchase warrants issued were exercised for proceeds of $3,896,848 of which $3,676,748 was received in April 2008.

[c]	Stock option plan

At the Annual General Meeting held June 3, 2008, the Company’s shareholder’s approved a new stock option plan (the “2008 Plan”) to be compliant with the TSX rules following the listing of the Company’s shares on the TSX in December 2007 . Of the 17,000,000 stock options authorized for grant under the 2008 Plan, 3,652,767 stock options are available for grant at September 30, 2008 .

At September 30, 2008, the following stock options were outstanding:

Options outstanding			Options exercisable
September 30, 2008			September 30, 2008

		Weighted		Number of
	Number of	average	Weighted	options	Weighted
Range of	shares under	remaining	average	currently	average
exercise price	option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$
0.33 – 0.39	13,000	2.05	0.33	13,000	0.33
0.40 – 0.49	60,387	2.23	0.47	33,425	0.46
0.50 – 0.59	3,066,500	2.38	0.56	1,075,723	0.56
0.60 – 0.69	2,027,675	3.54	0.67	141,801	0.66
0.70 – 0.79	164,600	2.42	0.76	83,451	0.76
0.80 – 0.89	1,700,800	2.67	0.85	714,490	0.81
0.90 – 0.99	75,000	2.62	0.91	18,750	0.91
1.00 – 1.10	2,162,513	3.91	1.06	262,917	1.06
0.33 – 1.10	9,270,475	3.05	0.76	2,343,557	0.70

The options expire at various dates from October 3, 2008 to April 21, 2013.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2006	7,593,350	0.61
Options granted	4,988,913	0.89
Options forfeited	(96,750)	0.75
Options cancelled	(404,125)	0.66
Options expired	(159,250)	0.66
Options exercised	(1,343,763)	0.51
Balance, December 31, 2007	10,578,375	0.75
Options granted	539,150	0.69
Options forfeited	(844,610)	0.72
Options cancelled	(827,220)	0.69
Options expired	(102,750)	0.57
Options exercised	(72,470)	0.51
Balance, September 30, 2008	9,270,475	0.76

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the year ended December 31, 2007 and in the nine month period ended September 30, 2008.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[d]	Stock-based compensation

For the three and nine month periods ended September 30, 2008, the Company recognized total stock-based compensation of $182,253 and $544,625 [2007 - $110,915 and $322,598], respectively. For the three and nine month periods ended September 30, 2008, compensation expense was $182,757 and $540,733 [2007 - $105,804 and $297,381], respectively as a result of stock options granted to officers, directors and employees, and negative $504 and $3,892 [2007 - $5,111 and $25,217], respectively as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Dividend yield	-	0%	0%	0%
Expected volatility	-	74%	70%	74%
Risk- free interest rate	-	4.23%	2.88%	4.16%
Expected life in years	-	3.74	3.00	3.94
Fair value per share	-	$0.58	$0.38	$0.50

The Company did not grant any options in the three month period ended September 30, 2008.

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
Cost of sales - products and services	12,878	6,402	37,383	20,042
Research and development	24,665	14,324	72,906	38,501
Marketing and business development	18,295	10,602	54,535	26,157
General and administrative	126,415	79,587	379,801	237,898
	182,253	110,915	544,625	322,598

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[e]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. As at September 30, 2008, 495,000 common shares have been released from escrow leaving a balance of escrow shares as at September 30, 2008 of 330,000.

[f]	Common share purchase warrants

At September 30, 2008, there were no common share purchase warrants outstanding.

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2006	15,263,540	0.61
Warrants exercised	(3,169,006)	0.55
Balance, December 31, 2007	12,094,534	0.62
Warrants exercised	(6,285,239)	0.62
Warrants expired	(5,809,295)	0.62
Balance, September 30, 2008	-	-

[g]	Loss per common share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
Numerator
Loss for the period	(3,684,602)	(2,892,230)	(10,969,207)	(9,601,095)
Denominator
Weighted average number of common shares
outstanding	136,335,340	124,402,665	134,234,092	117,528,178
Loss per common share - basic and diluted	($0.03)	($0.02)	($0.08)	($0.08)

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

12. RELATED PARTY TRANSACTIONS

[a]	The following expenses were incurred by the Company for services provided by directors or companies related to or under their control:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
General and administrative
Strategic consulting services	-	-	250,000	-
Directors’ fees	6,000	-	66,000	-
Legal fees	2,922	2,584	36,345	19,456
	8,922	2,584	352,345	19,456

During the three and nine month periods ended September 30, 2008, strategic consulting service fees in the amount of $Nil and $250,000, respectively, were incurred by the Company for extraordinary services provided by a non-management member of the Board of Directors. This amount remains outstanding and is included in the balance of accrued and other liabilities as at September 30, 2008. In the first quarter of 2008, $250,000 was paid by the Company for extraordinary services provided in a prior period by a non-management member of the Board of Directors. No such expenses were incurred or paid in the three and nine month periods ended September 30, 2007.

For the three and nine month periods ended September 30, 2008, directors’ fees totaling $6,000 and $66,000, respectively were incurred by the Company for routine services provided by non-management members of the Board of Directors. As at September 30, 2008 $66,000 remained outstanding and was included in the balance of accrued and other liabilities. No payments have been made in the nine month period ended September 30, 2008. No such expenses were incurred or paid in the three and nine month periods ended September 30, 2007.

The Company retains a law firm where a corporate partner is a non-management member of the Board of Directors. For the three and nine month periods ended September 30, 2008, the Company incurred legal fees from this law firm totaling $2,922 and $36,345 [2007 - $2,584 and $19,456], respectively. As at September 30, 2008, $2,904 remained outstanding and was included in the balance of accounts payable.

For the three and nine month periods ended September 30, 2008, the Company paid legal fees to this law firm totaling $18,262 and $49,897 [2007 - $15,333 and $28,650], respectively.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

12. RELATED PARTY TRANSACTIONS (cont’d)

[b]	In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company.

The Company earned revenues from this development partner as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
Product revenues	354,547	-	536,522	1,247
Contract service fees and revenues from
collaborative research arrangements	99,172	152,104	325,716	463,651
	453,719	152,104	862,238	464,898

As at September 30, 2008, $237,689 of this revenue is included in the balance of trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

13. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

The Company entered into an exclusive license agreement with the University of British Columbia “UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non- refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year .

[a]	Research and license agreements (cont’d)

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred. The agreement terminates on the expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company. Pursuant to the agreement, the Company incurred an expense of $2,750 and $8,250 in the three and nine month periods ended September 30, 2008 [2007 - $2,750 and $8,250], respectively.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d)

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses. The Company's liability in respect of the indemnities is not limited. The maximum potential of the future payments is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these unaudited interim consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a supply agreement with a supplier, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement. For the three and nine month periods ended September 30, 2008, the Company incurred an expense of $17,253 and $59,384 [2007 - $18,002 and $38,631], respectively for royalties to the supplier .

[e]	Lease agreements

[i]

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement was October 1, 2005 to December 14, 2007. The property sublease agreement term was extended from December 14, 2007 to March 31, 2008. For the duration of the sublease extension term, the Company is required to pay the sub- landlord a total gross monthly rent of approximately $79,000 including maintenance and utilities. Rent expense and related fees for the three and nine month periods ended September 30, 2008 was $Nil and $223,810 [2007 - $186,801 and $560,426], respectively.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d)

[ii]

The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008. Rent is payable from February 1, 2008 to January 31, 2023. For the first year of the lease period, the Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable lease inducement [Note 9[c]].

For the three and nine month periods ended September 30, 2008, $375,576 and $1,279,763 [2007 - $157,942 and $433,112], respectively was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent- free inducement and interest on repayments of the repayable lease inducement offset by amortization of both the rent- free inducement [Note 9[a]] and non-repayable leasehold improvement allowance [Note 9[b]].

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 (market value - $873,287) disclosed as restricted investment in the long-term asset section of the consolidated balance sheets.

[iii]	The Company entered into a number of operating leases to lease various administrative equipment.

[iv]	The minimum annual cost of lease commitments is estimated as follows:

	Premise*	Equipment	Total
Years ending,	$	$	$
2008	472,311	7,560	479,871
2009	1,911,248	30,240	1,941,488
2010	1,933,892	30,240	1,964,132
2011	1,957,196	30,240	1,987,436
2012	1,981,180	7,560	1,988,740
Thereafter	21,483,972	-	21,483,972
	29,739,799	105,840	29,845,639

*	Includes base rent, administrative and management fees, estimated property taxes and repayable lease inducement payments

[f]	Commitments to purchase equipment

At September 30, 2008, the Company has outstanding purchase order commitments totaling $7,690 related to the purchase of equipment and furniture.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada. The Company’s revenues are generated from product sales primarily in the United States, Asia, Europe and Canada. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For both the three and nine month periods ended September 30, 2008, $99,172 and $325,716 of the Company’s contract service fees and revenues from collaborative research arrangements were generated from one customer [2007 – one customer for a total of $152,105 and one customer for a total of $463,652].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
United States	99,172	152,105	325,716	463,652
Asia		-	684	-
Total	99,172	152,105	326,400	463,652

For the three and nine month periods ended September 30, 2008, $778,207 and $1,652,338 in product sales were generated from three customers [2007 – three customers for a total of $511,143, and three customers for a total of $1,179,802].

Product sales by customer location were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
United States	655,568	322,081	1,617,768	921,414
Asia	432,583	322,969	784,814	825,669
Canada	140,492	88,236	458,020	296,050
Europe	107,938	94,077	415,162	403,794
Other	35,376	42,375	39,602	191,264
Total	1,371,958	869,738	3,315,366	2,638,191

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Unaudited - Expressed in Canadian dollars)

14. SEGMENTED INFORMATION (cont’d)

Product sales by type of product were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
Clinical products	1,040,649	486,194	2,190,725	1,544,087
Vector products (West Nile Virus)	168,770	210,152	672,412	440,821
Bio-defense products	162,539	173,392	452,229	653,283
Total	1,371,958	869,738	3,315,366	2,638,191

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

16. SUBSEQUENT EVENTS

[a]

Subsequent to the end of the quarter, on October 31, 2008, the Company closed a private placement financing for gross proceeds of $5 .1 million, consisting of 34,003,335 units at a price of $0.15 for each unit, before share issuance costs of approximately $445,000, for net proceeds of approximately $4.7 million . Each unit consisted of one common share and one-half of one common share purchase warrant. Each full warrant is exercisable for one common share at a price of $0.20 per share. The warrants may be exercised for a period of 36 months from the closing date.

[b]

Under the rules of the Toronto Stock Exchange (“TSX”), the private placement financing would have ordinarily required that the Company seek and obtain shareholder approval prior to completion of the transaction as a result of the fact that the financing resulted in the issuance of common shares representing more than 25 per cent of the number of common shares issued prior to closing. However, pursuant to Section 604(3) of the TSX company manual, the Company made an application to the TSX for an exemption from this requirement on the basis that the Company was in serious financial difficulty. As the financing was immediately required to improve the Company's financial situation, the request for this exemption was deemed reasonable in the circumstances, however as a consequence of relying upon this financial hardship exemption, the TSX as a matter of ordinary course has commenced a delisting review. The Company believes that, having successfully completed of the offering, it will be in compliance with TSX listing requirements.